UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the "Company"), dated October 15, 2010, announcing the entry by the Company's fully-owned subsidiary Ocean Rig UDW Inc. into definitive documentation following the previously announced Letter of Award for exploration drilling services.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. George Economou contained in the second and third paragraphs of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 15, 2010	By:	/s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 1137423 v2

Exhibit 1

DRYSHIPS ANNOUNCES SIGNING OF DRILLING CONTRACT

ATHENS, GREECE – October 15, 2010 - DryShips Inc. (the "Company" or "DryShips"), a global provider of marine transportation services for dry bulk cargoes and off-shore contract drilling oil services, announced today that its fully-owned subsidiary Ocean Rig UDW Inc has signed definitive documentation following the previously announced Letter of Award. The contracts were signed with subsidiaries of Vanco Overseas Energy Limited ("Vanco") for projects in which Vanco is operator and LUKOIL Overseas is majority co-venturer, for a five well contract for exploration drilling offshore Ghana and Cote d'Ivoire for a period of about one year with one drillship, commencing in the second quarter of 2011. The value of the contracts is approximately $160 million. The Company has the option to use either of the OceanRig Corcovado or the OceanRig Olympia. The contract may be extended for an additional year or an additional well, prior to the completion of operations on the second well in the program.

George Economou, Chairman, President & CEO commented:

"We are pleased to have concluded the contract for one of the first two drillships that will deliver from Samsung in the first quarter of 2011. The option of using the first or the second drillship allows us to service the requirements of the customer and gives us flexibility considering the other tenders we are working on. This contract opens a new relationship for OceanRig with International operators who have strong potential in the ultra deepwater space and have drilling programs well beyond this first commitment. Moreover, this contract builds on the platform we have nurtured in Ghana. Ghana is emerging as a new oil province in West Africa with potential that could match Angola in the years to come. Our highly capable and unique semi-submersible drilling rig, the Eirik Raude, has been drilling offshore Ghana on contract to Tullow Oil for almost two years now. The experience gained over this period and the economies of scale with two rigs in adjacent areas will benefit OceanRig and position us for further business in this region. We are proud to be part of the growth story of Ghana.

The fundamentals of the ultra deepwater market have strengthened substantially in the last couple of months. While this hasn't manifested itself in the form of rising rates yet, we are experiencing a surge in activity. OceanRig is amongst the first to announce the conclusion of a contract in recent months, but we are aware of at least four additional ultra deepwater units that have been, or are close to being, contracted. Assuming this is the case the supply picture starts to look much better than what analysts were projecting just a few weeks ago. Moreover, demand is rising as we see new projects being tendered, with inquiries emerging on a weekly basis. We remain confident that the remaining three drillships will also find employment contracts in the near future."

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com